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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-48557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
1st Discount Brokerage, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 No. Flagler Drive, Suite 703
(No. and Street)

West Palm Beach	Florida	32401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aileen Gallagher 561-515-3200
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Aileen Gallagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or 1st Discount Brokerage, Inc., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAYLI ALEMAN
MY COMMISSION EXPIRES
May 6, 2010
#DD 543898
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

Secretary
Title

Public Notary

This report** contains (check all applicable boxes);

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST DISCOUNT BROKERAGE, INC.

(A Wholly-Owned Subsidiary of 1 DB Financial, Inc.)

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY of 1 DB FINANCIAL, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountants

Board of Directors and Shareholder
1st Discount Brokerage, Inc.

We have audited the accompanying statement of financial condition of 1st Discount Brokerage, Inc., a wholly-owned subsidiary of 1 DB Financial, Inc., as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Discount Brokerage, Inc., a wholly-owned subsidiary of 1DB Financial, Inc., as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 11 and 12 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 23, 2009

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Cash and cash equivalents	$ 402,760
Clearing deposits with clearing brokers	264,838
Due from clearing brokers	858,879
Commissions and rebates receivable	124,815
Accounts receivable	38,295
Note receivable	882,191
Prepaid expenses and other current assets	998,365
Securities purchased, not yet sold	138,533
Furniture and equipment, net of accumulated amortization of $26,875	15,938
Other non-current assets	26,004
Due from related parties	992,281
	$ 4,742,899

Liabilities and Stockholder's Equity

Liabilities:	
Payable to brokers	$ 35,141
Commissions payable	488,494
Securities sold, not yet purchased	10,080
Accounts payable	185,325
Accrued expenses	104,514
Total liabilities	823,554
Stockholder's equity:	
Common stock, no par value, 100,000 shares authorized, 1,250 shares issued and outstanding	1,322,496
Retained earnings	2,596,849
Total stockholder's equity	3,919,345
	$ 4,742,899

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions and fees	$ 11,148,105
Interest and dividend income	492,308
Service charges and other income	421,230
Loss on trading	(8,903)
	12,052,740
Expenses:	
Commissions	7,475,346
Salaries, wages, taxes and benefits	1,982,565
Clearing, execution and other brokerage costs	811,968
Other expenses	1,257,765
Management fees paid parent	420,000
Occupancy costs	180,126
Advertising and marketing	74,391
Telephone and communications	69,696
Interest	14,119
	12,285,976
Loss before provision for income tax benefit	(233,236)
Federal and state income tax benefit	72,000
Net loss	$ (161,236)

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common stock		Retained	
	Shares	Amount	earnings	Total
Balance, January 1, 2008	1,250	$ 1,322,496	$ 2,758,085	$ 4,080,581
Net loss	-	-	(161,236)	(161,236)
Balance, December 31, 2008	1,250	$ 1,322,496	$ 2,596,849	$ 3,919,345

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flow from operating activities:	
Net loss	$ (161,236)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	1,500
Increase or decrease in assets and liabilities:	
Decrease in cash deposit with clearing brokers	42,866
Decrease in due from clearing brokers	1,104,698
Decrease in commissions and rebates receivable	47,116
Decrease in accounts receivable	82,875
Increase in note receivable	(202)
Increase in prepaid expenses and other assets	(890,837)
Decrease in securities purchased, not yet sold	110,859
Decrease in other non-current assets	1,465
Increase in due from related parties	(122,411)
Decrease in broker payable	(126,237)
Decrease in commissions payable	(189,908)
Decrease in securities sold, not yet purchased	(10,740)
Increase in accounts payable and accrued expenses	124,840
Total cash provided by operating activities	14,648
Net increase in cash	14,648
Cash and cash equivalents at the beginning of year	388,112
Cash and cash equivalents at the end of year	$ 402,760
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 14,119

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

1. ORGANIZATION

1st Discount Brokerage, Inc. (the "Company"), (a wholly-owned subsidiary of 1DB Financial, Inc.) was incorporated on July 14, 1995 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company became a wholly-owned subsidiary of 1 DB Financial, Inc. (the "Parent"), as of February 25, 1999.

The Company's main office is in West Palm Beach, Florida and the Company operates branch offices throughout the United States, including a branch office in San Francisco, California. The Company's sources of revenue are derived from unsolicited discount brokerage transactions, institutional trading and fees as a registered investment advisor. The Company is an introducing broker-dealer and clears its trades through Ridge Clearing and Outsource Services, Inc. (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing brokers - Cash deposits with clearing broker consist of funds on deposit with the Clearing Broker pursuant to the Company's clearing agreement. The agreement requires the Company to maintain a minimum of $250,000 as a clearing deposit based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. At December 31, 2008, the Company had $264,838 in the clearing deposit account, the difference representing earnings on the money on deposit. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit.

Due from clearing broker and commissions receivable - Due from clearing broker and commissions receivable represents monies due the Company from the Clearing Broker through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market.

Fees and other charges - Fees and other charges are recorded when the money is received.

Advertising costs -Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2008, were $74,391.

Income taxes - The Company's operations are reported as part of the consolidated income tax return of its Parent. The income tax expense is based on an allocation of the consolidated tax liabilities and benefits to the individual companies included in the group, as if, each company were filing on an individual basis. Any monies due or payable are recorded in the Parent's intercompany account.

Fair value of financial instruments - All of the Company's financial instruments are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

Parent company transactions - The Company shared offices, administrative and occupancy expenses with its Parent and a related party corporation. The Company entered into a management agreement with the Parent on March 28, 2006, which calls for a minimum management fee of $420,000 per annum, but also stipulates that the Company will pay all of its own expenses and the Parent will not be responsible for any of the Company expenses. The agreement may be canceled or modified with the approval of each party upon thirty (30) days notice. For the twelve months ended December 31, 2008, the Company paid management fees of $420,000.

3. RELATED PARTY TRANSACTIONS (continued)

Investment transaction - The Company owns a 2% interest in a limited liability corporation. The Company's investment of $8,597 is reflected in other non-current assets. The membership agreement provides that the Company will be paid 50% of the profits or losses of the Company's profit center in the limited liability corporation. During the year ended December 31, 2008, the Company recorded $1,465 as its membership interest of the losses.

4. SOFTWARE AND INTANGIBLE ASSET

Software and intangible asset consisted of the following at December 31, 2008:

Internet Set-Up and Other	$ 42,813
Less: Accumulated amortization	26,875
	$ 15,938

Amortization expense was $1,500 for the year ended December 31, 2008 and is recorded in Internet expense.

5. INCOME TAX EXPENSE

The income tax benefit is estimated at approximately 31%, which represents a combined rate for federal and state obligations. The tax expense and benefit of the Company are treated as if the Company remitted its liability to the Parent, and the intercompany accounts have been adjusted and recorded accordingly.

6. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for its main office space (2,356 square feet) in May 2001. During May 2003, the Company amended the lease to include an additional 1,189 square feet of space. The lease contains per annum escalation clauses of $.50 per square foot. The Company entered into a second amendment to its lease for the additional space during 2006, which space now terminates co-terminus with the original lease on May 16, 2009, with an option to renew that would extend the term for all space to 2014.

6. COMMITMENT AND CONTINGENCIES (continued)

Rent expense for the year ended December 31, 2008 was $167,716. Future known minimum lease payments as of December 31, 2008 are $29,486 assuming no renewal of the lease.

The Company is a defendant in a series of lawsuits, arbitrations and claims that involve an independent registered representative (non-employee) who was terminated from the Company in June 2008. The common allegations in these matters are that based on the representative's representations that he could obtain high returns on investments; the claimants gave their money to him to invest. The representative, however it is alleged, did not invest the money, but rather used the money for personal use. The representative has filed for bankruptcy protection, but he has agreed to a denial of his bankruptcy discharge, thereby, allowing claimants to pursue collections directly from him. The bankruptcy Trustee has indicated that, subject to several unexpected contingencies, there is likely to be roughly $500,000 to $600,000 to distribute to creditors of the representative and the parties who have asserted claims against the Company account for approximately 90% of the claimants who filed claims against the bankruptcy estate. The representative is not a party to any of the lawsuits or arbitrations filed against the Company. A global mediation was held on February 19 and 20, 2009 without reaching an agreement. The mediation has been temporarily stayed for ten (10) days. The claimants, in general, allege that the Company is liable for the misconduct of the representative under various theories. The claimants generally seek return of their investment and unspecified compensatory and punitive damages. The matters are in early stages and no discovery has occurred in most. The Company has been notified formally or informally that other claims exist, but no formal claims have been filed in these matters. The amount of claims, before any resolution of the matters exceeds $10 million. The Company has been informed that Counsel is not in a position to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss to the Company, if any. Management of the Company intends to vigorously defend itself against these lawsuits, arbitrations and claims in the future.

The Company from time to time may be a defendant in lawsuit or arbitration claims filed by customers in the normal course of business. The Company intends to defend the claims and management is unable to estimate the amount of loss, if any, that may arise from the claims, but does not believe the claims will have a material effect on the Company.

The Company maintains cash balances at two large national banks. One account is maintained in money market funds that are not insured. Accounts not invested in money market funds at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000, but the balances may exceed that amount at any time, but management does not believe the money to be at risk.

The Company maintains accounts at its Clearing Broker. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation, but the balances may exceed these amounts at any given time, and certain funds may be invested in money market accounts that are not insured but management believes the money to not be at risk.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer transactions are cleared through the Clearing Broker on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the Clearing Broker may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the Clearing Brokers or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

8. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($54,232 at December 31, 2008) or $100,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2008, the net capital, as computed, was $815,160. Consequently, the Company had excess net capital of $715,160. At December 31, 2008, the percentage of aggregate indebtedness to net capital was approximately 99.8% versus an allowable percentage of 1500%.

9. RECONCILIATION OF NET CAPITAL

The were no differences in the net capital computation shown on the Company's December 31, 2008 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 3,919,345
Deductions:	
Non-allowable assets	
Petty cash	455
Accounts receivable	38,295
Note receivable, plus interest	876,973
Deposits	26,955
Furniture and fixtures, net	24,534
Intercompany receivables	992,281
Rebates receivable	86,056
Commissions receivable greater than 30 days old	38,759
Employee advance	5,218
Prepaid expenses, deposits and other	988,817
Total non-allowable assets	3,078,343
Net capital before haircuts and securities positions	841,002
Haircuts:	
Debt securities	8,986
Undue concentration on money market funds	4,550
Other	12,306
	25,842
Net capital	815,160
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($54,232)	
Minimum dollar net capital requirement for this broker-dealer ($100,000)	
Net capital requirement (greater of above two requirements)	100,000
Net capital in excess of required minimum	$ 715,160
Excess net capital at 1000%	$ 733,813
Reconciliation:	
Net capital, per pages 9-11 of the December 31, 2008 unaudited Focus Report, as filed	$815,159
Audit adjustments	1
Net capital, per December 31, 2008 audited report, as filed	$ 815,160

The accompanying notes are an integral part of these financial statements

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Total aggregate indebtedness:

Accounts payable	$ 185,325
Accrued expenses	104,514
Due to clearing	35,141
Commissions payable	488,494
Aggregate indebtedness	813,474
Plus: Securities sold, not yet purchased (not included in aggregate indebt.)	10,080
Total liabilities on the Statement of Financial Condition	$ 823,554
Percentage of aggregate indebtedness to net capital	99.8%

The accompanying notes are an integral part of these financial statement.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2008

1st Discount Brokerage, Inc., (a wholly-owned subsidiary of 1DB Financial, Inc.) operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. 1st Discount Brokerage, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15c3-3**

Board of Directors and Stockholder
1st Discount Brokerage, Inc.

In planning and performing our audit of the financial statements of 1st Discount Brokerage, Inc. (the "Company") a wholly-owned subsidiary of 1 DB Financial, Inc., for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lieshley, Schnak, Retoff, P.A.

February 23, 2009